Exhibit 99.18

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

MARCH 31, 2023

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF FINANCIAL POSITION

(Unaudited, expressed in Thousands of United States Dollars)

	March 31,	December 31,
	2023	2022
Current assets
Cash and cash equivalents	$3,771	$1,037
Trade and other receivables	5,536	5,773
Deposits and prepaid expenses	774	670
	10,081	7,480

Non-current assets
Property, plant and equipment (Note 4)	176,727	176,554
Right of use assets (Note 5)	1,215	48
	177,942	176,602

Total assets	$188,023	$184,082

Current liabilities
Trade and other payables	$8,642	$12,596
Lease payable	742	32
Fair value of commodity contracts (Note 2)	584	1,421
	9,968	14,049

Non-current liabilities
Loans and borrowings (Note 7)	17,819	17,799
Asset retirement obligations	1,589	1,425
Lease payable	488	17
Fair value of commodity contracts (Note 2)	41	594
	19,937	19,835

Equity
Share capital	296,227	296,221
Contributed surplus	23,272	23,254
Deficit	(161,381)	(169,277)
Total equity	158,118	150,198
Total equity and liabilities	$188,023	$184,082

See accompanying notes to condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

THREE MONTHS ENDED MARCH 31

(Unaudited, expressed in Thousands of United States Dollars)

	2023	2022
Revenue
Oil and natural gas revenue, net of royalties (Note 9)	$14,293	$5,547
Other income	1	1
	14,294	5,548
Expenses
Production and operating expenses	1,553	907
Depletion and depreciation (Note 4,5)	4,338	1,139
General and administrative expenses	930	686
Share based compensation (Note 8)	18	125
	6,839	2,857

Finance income
Unrealized gain on financial commodity contracts (Note 2)	1,390	-
Interest income	-	2
Foreign exchange gain	-	10
	1,390	12

Finance expense
Realized loss on financial commodity contracts (Note 2)	414	1,142
Unrealized loss on financial commodity contracts (Note 2)	-	3,786
Interest on loans and borrowings	485	225
Foreign exchange loss	5	-
Accretion expense	45	6
	949	5,159

Net income (loss) and comprehensive income (loss)	$7,896	$(2,456)

Basic and diluted net income (loss) per share (Note 6)	$0.22	$(0.07)

See accompanying notes to condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited, expressed in Thousands of United States dollars)

	Number of common shares	Share capital	Contributed surplus	Deficit	Total equity

Balance at January 1, 2022	35,258,767	$296,060	$22,948	$(185,920)	$133,088
Share based compensation (Note 8)	-	-	141	-	141
Rights offering	357,142	161	-	-	161
Net loss for the period	-	-	-	(2,456)	(2,456)
Balance at March 31, 2022	35,615,909	$296,221	$23,089	$(188,376)	$130,934

Balance at January 1, 2023	35,615,921	$296,221	$23,254	$(169,277)	$150,198
Share based compensation (Note 8)	-	-	20	-	20
Stock options exercised (Note 8)	5,000	6	(2)	-	4
Net income for the period	-	-	-	7,896	7,896
Balance at March 31, 2023	35,620,921	$296,227	$23,272	$(161,381)	$158,118

See accompanying notes to condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31

(Unaudited, expressed in Thousands of United States Dollars)

	2023	2022

Cash flows from operating activities
Net income (loss)	$7,896	$(2,456)
Adjustments for:
Depletion and depreciation	4,338	1,139
Accretion expense	45	6
Unrealized (gain) loss on financial commodity contracts	(1,390)	3,786
Share based compensation (Note 8)	18	125
Unrealized foreign exchange loss	-	(3)
Amortization of loan acquisition costs	25	27
Change in non-cash working capital (Note 3)	2,097	(1,381)
Net cash from operating activities	13,029	1,243

Cash flows from investing activities
Additions to property, plant and equipment (Note 4,5)	(4,188)	(7,401)
Change in non-cash working capital (Note 3)	(5,918)	2,505
Net cash used in investing activities	(10,106)	(4,896)

Cash flows from financing activities
Repayment of loans and borrowings	(3,000)	(750)
Proceeds from equity offering, net	-	161
Proceeds from loans and borrowings	2,995	-
Lease payments	(190)	(19)
Proceeds from stock option exercises	6	-
Net cash used in financing activities	(189)	(608)

Foreign exchange effect on cash and cash equivalents	-	3

Change in cash and cash equivalents	2,734	(4,258)
Cash and cash equivalents, beginning of period	1,037	7,316
Cash and cash equivalents, end of period	$3,771	$3,058

See accompanying notes to condensed consolidated interim financial statements.

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Kolibri Global Energy Inc. (the “Company” or “KEI”), was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is a North American energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQX under the stock symbol KGEIF.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” following the same accounting policies, except as described in Note 2, and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2022. The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company’s annual filings for the year ended December 31, 2022.

The condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 4, 2023.

2.	FINANCIAL RISK MANAGEMENT

Credit risk

The Company’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas business and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing to numerous purchasers under normal industry sale and payment terms. The Company routinely assesses the financial strength of its customers. The Company is exposed to certain losses in the event of non-performance by counterparties to commodity price contracts. The Company mitigates this risk by entering into transactions with highly rated financial institutions.

Commodity price risk

The Company has entered into financial commodity contracts which are summarized in the table below. Total Volume Hedged in the table is the annual volumes and Price is the fixed price specified in the financial commodity contracts.

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

At March 31, 2023, the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Swap	April 1, 2023 to May 31, 2023	18,000	$56.02
Oil – WTI Swap	April 1, 2023 to December 29, 2023	27,000	$90.45
Oil – WTI Costless Collars	April 1, 2023 to December 29, 2023	36,000	$70.00 - $94.00
Oil – WTI Swap	June 1, 2023 to December 31, 2023	63,000	$64.90
Oil – WTI Swap	January 1, 2024 to May 31, 2024	40,000	$62.77
Oil – WTI Costless Collars	January 2, 2024 to June 28, 2024	6,000	$65.00 - $79.50
Oil – WTI Costless Collars	January 2, 2024 to June 28, 2024	24,000	$65.00 - $86.00
Oil – WTI Costless Collars	June 3, 2024 to June 28, 2024	8,000	$60.00 - $78.15
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	21,000	$60.00 - $86.65
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	18,000	$60.00 - $78.00
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	39,000	$60.00 - $82.50

The estimated fair value results in a $0.6 million liability as of March 31, 2023 (December 31, 2022: $2.0 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current liability of $0.6 million and a long term liability of $- (December 31, 2022: current liability of $1.4 million and long term liability of $0.6 million).

In April 2023, the Company entered into the following additional financial commodity contracts:

Commodity	Period	Total Volume Hedged (BBLS/MMBTU)	Price ($/BBL or $/MMBTU)
Oil – WTI Costless Collars	January 2, 2025 to March 31, 2025	36,000	$60.00 - $77.00

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

($000s)	Three months ended March 31,
	2023	2022

Realized loss on financial commodity contracts	$(414)	(1,142)

Unrealized gain (loss) on financial commodity contracts	$1,390	(3,786)

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

The Company classifies fair value measurements according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 fair value measurements are based on unadjusted quoted market prices.

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are based on unobservable information.

The Company’s cash and cash equivalents are classified as Level 1 and the commodity derivative contracts are classified as Level 2.

3.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash flow working capital is comprised of:

	Three months ended March 31,
	2023	2022

Trade and other receivables	$237	$(1,869)
Deposits and prepaid expenses	(104)	88
Trade and other payables	(3,954)	2,904
Foreign currency	-	1
	$(3,821)	$1,124

Related to operating activities	$2,097	$(1,381)

Related to investing activities	$(5,918)	$2,505

4.	PROPERTY, PLANT AND EQUIPMENT

	Oil and Natural Gas Interests	Processing and Other Equipment	Total
Cost
Balance at January 1, 2022	$197,116	$1,379	$198,495
Additions	37,112	5	37,117
Disposals	(102)	(6)	(108)
Balance at December 31, 2022	$234,126	$1,378	$235,504
Additions	4,293	43	4,336
Balance at March 31, 2023	$238,419	$1,421	$239,840
Accumulated depletion and depreciation
Balance at January 1, 2022	$50,095	$1,324	$51,419
Depletion and depreciation for the period	7,515	16	7,531
Balance at December 31, 2022	$57,610	$1,340	$58,950
Depletion and depreciation for the period	4,157	6	4,163
Balance at March 31, 2023	$61,767	$1,346	$63,113
Net carrying amounts
At December 31, 2022	$176,516	$38	$176,554
At March 31, 2023	$176,652	$75	$176,727

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

5.	LEASES AND RIGHT OF USE ASSETS

Right of Use Assets
Balance at January 1, 2022	$38
Additions	61
Depreciation	(51)
Balance at December 31, 2022	48
Additions	1,342
Depreciation	(175)
Balance at March 31, 2023	$1,215

The amount of interest accretion recorded in the statement of operations totaled $28 and $1 for the quarters ended March 31, 2023 and 2022, respectively.

6.	EARNINGS PER SHARE

	Three months ended March 31,
	2023	2022
Basic earnings per share

Net income (loss)	$7,896	$(2,456)

Weighted average number of common shares (basic)	35,620	35,592

Net income (loss) per share – basic	$0.22	$(0.07)

Diluted earnings per share

Net income (loss)	$7,896	$(2,456)

Effect of outstanding options and future service	582	(a)

Weighted average number of common shares - diluted	36,202	35,592

Net loss per share – diluted	$0.22	$(0.07)

(a)	All the options and warrants were anti-dilutive as the Company incurred a net loss.

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

7.	LOANS AND BORROWINGS

In May 2022, the Company’s US subsidiary amended the credit facility from BOK Financial, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility expires in June 2026 and is intended to fund the drilling of the Caney wells in the Tishomingo Field.

The credit facility has a borrowing base of $25.0 million and the Company has an available borrowing capacity of $6.8 million at March 31, 2023. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The next redetermination will be in the second quarter of 2023. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, share based compensation expense and unrealized gains or losses on commodity contracts.

The Company was in compliance with both covenants for the quarter ended March 31, 2023. At March 31, 2023, the Current Ratio of the US Subsidiary was 1.85 to 1.0 and the Maximum Leverage Ratio was 0.61 to 1.0 for the three months ended March 31, 2023. The Company is forecasting to be in compliance with the debt covenants for the next 12 months.

At March 31, 2023, loans and borrowings of $18.2 million (December 31, 2022: $18.2 million) are presented net of loan acquisition costs of $0.4 million (December 31, 2022: $0.4 million).

8.	STOCK OPTIONS

The Company has an option program that entitles officers, directors, employees and certain consultants to purchase shares in the Company. Options are granted at the market price of the shares at the date of grant, have a five year term and generally vest over two years.

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

The number and weighted average exercise prices of share options are as follows:

	Three months ended March 31, 2023		Three months ended March 31, 2022

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at January 1	776,000	$1.67	143,500	$5.00
Granted	-	-	559,500	0.80
Expired/cancelled	(11,500)	4.90	-	-
Exercised	(5,000)	0.80
Outstanding at March 31	759,500	$1.63	703,000	$1.70

Exercisable at March 31	523,001	$1.90	330,000	$2.60

The range of exercise prices for the outstanding options is as follows:

	Number of outstanding stock options	Weighted average exercise price	Weighted average contractual life (years)

$5.00 to $6.00	97,000	$5.70	0.1
$1.80 to $4.90	108,000	$2.23	3.2
$0.80 to $1.80	554,500	$0.80	3.8
	759,500	$1.63	3.2

Share based compensation was recorded as follows:

	Three months ended March 31,
	2023	2022

Expensed	$18	$125

Capitalized	$2	$16

9.	REVENUES

Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contracts and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. All revenue is based on variable prices. Performance obligations associated with the sale of crude oil, natural gas, and natural gas liquids are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with processing services, transportation, and marketing services are satisfied at the point in time when the services are provided.

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

Oil, natural gas liquids and natural gas are mostly sold under contracts of varying price and volume terms. Revenues for oil are typically collected on the 20th day of the month following production, while natural gas and NGL revenues are collected by the 45th day of the month following production.

The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	Three months ended March 31,
	2023	2022

Oil revenue	$16,278	$6,179
Natural gas revenue	815	391
NGL revenue	981	541
	$18,074	$7,111
Royalties	(3,781)	(1,564)
	14,293	5,547

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

10.	SEGMENTED INFORMATION

The Company defines its reportable segments based on the countries where it conducts business.

Three months ended March 31, 2023
	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$14,293	$-	$14,293
Other income	1	-	1
	14,294	-	14,294

Production and operating expenses	1,553	-	1,553
Depletion and depreciation	4,338	-	4,338
General and administrative expenses	785	145	930
Stock based compensation	9	9	18
	6,685	154	6,839

Finance income	1,390	-	1,390
Finance expense	(944)	(5)	(949)

Net income (loss)	8,055	(159)	7,896

Assets	$187,862	$161	$188,023

Capital expenditures	$4,188	$-	$4,188

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

10.	SEGMENTED INFORMATION (continued)

Three months ended March 31, 2022
	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$5,547	$-	$5,547
Other income	1	-	1
	5,548	-	5,548

Production and operating expenses	907	-	907
Depletion and depreciation	1,139	-	1,139
General and administrative expenses	566	120	686
Stock based compensation	107	18	125
	2,719	138	2,857

Finance income	-	12	12
Finance expense	(5,159)	-	(5,159)

Net loss	(2,330)	(126)	(2,456)

Assets	$160,400	$482	$160,882

Capital expenditures	$7,401	$-	$7,401

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